NO ACT

DC

P.E.
12-26-07

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3010

DIVISION OF
CORPORATION FINANCE

[redacted]

08021433

2008

January 10, 2008

David T. Mittelman
Reed Smith LLP
Two Embarcadero Center
Suite 2000
San Francisco, CA 94111-3922

Act: 1934
Section:
Rule: 14A-8
Public
Availability: 1/10/2008

Re: National Penn Bancshares, Inc.
Incoming letter dated December 26, 2007

Dear Mr. Mittelman:

This is in response to your letter dated December 26, 2007 concerning the shareholder proposal submitted to National Penn by Alexander Rankin. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Jonathan A. Ingram

Jonathan A. Ingram
Deputy Chief Counsel

PROCESSED
JAN 18 2008
THOMSON
FINANCIAL

Enclosures

cc: Alexander Rankin
501 Schoolhouse Road
Telford, PA 18969

ReedSmith

Reed Smith LLP
Two Embarcadero Center
Suite 2000
San Francisco, CA 94111-3922
+1 415 543 8700
Fax +1 415 391 8269

David T. Mittelman
Direct Phone: +1 415 659 5943
Email: DMittelman@reedsmith.com

December 26, 2007

Via email (cfletters@sec.gov) and overnight mail

Office of Chief Counsel
Division of Corporation Finance
Securities & Exchange Commission
100 F Street N.E.
Washington, DC 20549

RE: Shareholder Proposal of Alexander Rankin – Rule 14a-8

Ladies and Gentlemen:

This letter is to inform you that our client, National Penn Bancshares, Inc. ("National Penn"), intends to omit from its proxy statement and form of proxy for its 2008 Annual Meeting of Shareholders (collectively, the "2008 Proxy Materials") a shareholder proposal and statement in support (the "Proposal") received from Alexander Rankin (the "Proponent"). The correspondence related to the Proposal is attached to this letter as Exhibits A, B, C, and D.

Pursuant to Rule 14a-8(j) under the Securities Exchange Act of 1934, we have:

- submitted this letter to the Securities and Exchange Commission (the "Commission") no later than eighty (80) calendar days before National Penn files its definitive 2008 Proxy Materials;
- enclosed six (6) copies of this letter and its attachments; and
- provided copies of this correspondence concurrently to the Proponent.

We understand the staff of the Division of Corporation Finance (the "Staff") has confirmed that Rule 14a-8(k) requires proponents to provide companies a copy of any correspondence that a proponent submits to the Commission or the Staff. Accordingly, we are taking this opportunity to notify the Proponent that if he elects to submit additional correspondence to the Commission or the Staff, copies of the correspondence should concurrently be furnished to the undersigned on behalf of National Penn pursuant to Rule 14a-8(k) or alternatively to H. Anderson Ellsworth, General Counsel, National Penn Bancshares, Inc., Philadelphia & Reading Avenues, Boyertown, PA 19512.

On behalf of National Penn, we hereby undertake to forward promptly to the Proponent any faxed response of the Staff relating to this no-action request.

REQUEST

We respectfully request that the Staff concur in our view that the Proposal may be excluded from the 2008 Proxy Materials pursuant to:

- Rule 14a-8(b) and Rule 14a-8(f)(1) because the Proponent has not provided the requisite proof of continuous stock ownership in response to National Penn's request for that information; and
- Rule 14a-8(i)(3) because the Proposal is misleading in that it is outdated and assigns an unsupported value to shares of National Penn common stock.

PROPOSAL

The Proposal states as follows: "To consider and act upon this proposal to instruct the management and board of directors to actively solicit proposals to sell National Penn Bancshares, Inc. for a minimum of $24.00 per share based upon the corporation's structure on June 15, 2007." The Proposal is attached as *Exhibit A.*

ANALYSIS

The Proponent failed to establish the requisite eligibility of continuous stock ownership for one year necessary to submit the Proposal.

National Penn believes that it may exclude the Proposal under Rule 14a-8(f)(1) because the Proponent did not substantiate his eligibility to submit the Proposal under Rule 14a-8(b). Rule 14a-8(b)(1) provides, in pertinent part, that "[i]n order to be eligible to submit a proposal, you must have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date you submit the proposal."

National Penn received the June 20, 2007 dated Proposal on June 22, 2007. The Proponent did not include with the Proposal evidence demonstrating satisfaction of Rule 14a-8(b). *See Exhibit A.* The Proponent does not appear on the records of National Penn's stock transfer agent as a shareowner of record. The Proponent also does not make filings related to National Penn common stock under Regulation 13D-G or Section 16. Accordingly, on July 3, 2007, which was within 14 calendar days of National Penn receiving the Proposal, we delivered a letter to the Proponent via first class mail to the address provided by the Proponent (the "Deficiency Notice"). *See Exhibit B.* The Deficiency Notice informed the Proponent of the applicable requirements of Rule 14a-8 and how he could cure procedural deficiencies, namely that National Penn had not received sufficient proof of requisite ownership. National Penn received confirmation the Deficiency Notice was delivered on July 5, 2007. *See Exhibit C.* The Proponent transmitted his response to National Penn on July 13, 2007 (the "Proponent's Response"). *See Exhibit D.*

In addition to a cover letter dated July 12, 2007 affirming his intention to hold 371,878 shares through the 2008 Annual Meeting of Shareholders, the Proponent's Response included correspondence dated July 11, 2007 from his broker, Vanguard, stating that "as of July 11, 2007, Mr. Rankin holds 371,878 shares of National Penn Bancshares in his Vanguard brokerage account." The brokerage correspondence makes no reference to the duration the Proponent held National Penn shares. The brokerage correspondence also does not even confirm that the Proponent held his shares as the Proposal's June 20, 2007 submission date. The Proponent's Response therefore does not substantiate that the Proponent had held his stated shares continuously for a period of one year as of the time the Proposal was submitted. Neither the Proponent nor his broker has subsequently provided National Penn with any further correspondence substantiating that the Proponent held his stated shares for the requisite period.

Rule 14a-8(f) provides that a company may exclude a shareholder proposal if the proponent fails to provide evidence of eligibility under Rule 14a-8, including the share ownership requirements of Rule 14a-8(b), provided that the company timely notifies the proponent of the problem and the proponent fails to correct the deficiency within the required time. National Penn satisfied its obligation under Rule 14a-8 in the Deficiency Notice to the Proponent, which stated:

- the ownership requirements of Rule 14a-8, including that the Proponent "must have continuously held at least $2,000 in market value, or 1% of [National Penn's] securities entitled to vote on your proposal at the annual meeting for at least one year by the date you submitted your proposal";
- the type of documentation necessary to demonstrate share ownership; and
- that the Proponent's Response had to be postmarked or transmitted electronically no later than 14 days from the date the Proponent received the Deficiency Notice.

On numerous occasions the Staff has taken a no-action position concerning a company's omission of shareholder proposals based on a proponent's failure to provide satisfactory evidence of his eligibility under Rule 14a-8(b) and Rule 14a-8(f)(1). *See, e.g., Yahoo! Inc.* (March 29, 2007); *The St. Joe Co.* (March 14, 2006); *Motorola, Inc.* (January 10, 2005, reconsideration denied March 24, 2005); *Atlas Air Worldwide Holdings, Inc.* (March 14, 2003).

Despite the Deficiency Notice, the Proponent failed to provide National Penn with satisfactory evidence of the requisite share ownership. Accordingly, we ask that the Staff concur that National Penn may exclude the Proposal under Rule 14a-8(b) and Rule 14a-8(f)(1).

The Proposal is misleading because it is outdated and assigns an unsupported value to shares of National Penn common stock.

Although the procedural deficiency addressed above is a sufficient basis to exclude the Proposal, National Penn also believes that it may rely on Rule 14a-8(i)(3) to exclude the Proposal. Rule 14a-8(i)(3) enables a company to exclude a shareholder proposal "[i]f the proposal or supporting statement is contrary to any of the Commission's proxy rules, including Rule 14a-9, which prohibits materially false or misleading statements in proxy soliciting materials[.]" In Staff Legal Bulletin No. 14B (September 14, 2004), the Staff made clear that reliance on Rule 14a-8(i)(3) may be appropriate where:

- "the resolution contained in the proposal is so inherently vague or indefinite that neither the stockholders voting on the proposal, nor the company in implementing the proposal (if adopted) would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires[,]" or
- "the company demonstrates objectively that a factual statement is materially false or misleading[.]"

For the reasons explained below, National Penn believes the Proposal meets those two standards. Accordingly, we ask that the Staff concur that National Penn may exclude the Proposal under Rule 14a-8(i)(3).

The measurement date in the Proposal renders it inherently vague and indefinite

First, the Proposal seeks to instruct management and the board of directors to sell National Penn at a minimum price of $24.00 per share "based upon the corporation's structure on June 15, 2007." It is unclear why the Proponent selected that particular date, other than it is near in time to the date he submitted the Proposal. Regardless, asking shareholders to vote on a proposal tied to National Penn's structure as of June 15, 2007 is inherently vague and indefinite, and thereby misleading, because it will be outdated upon inclusion in the 2008 Proxy Materials, which will be distributed near the end of March 2008. Absent an extensive discussion of the significant changes to National Penn – and the banking industry as a whole – in the interim period between the specified June 15, 2007 date and the anticipated late March 2008 mailing of the 2008 Proxy Materials, a shareholder would lack sufficient information upon which to make an informed voting decision.

A pair of key events subsequent to the cited June 15, 2007 date illustrate how significantly the "corporation's structure" – in the language of the Proposal – have changed. On June 25, 2007, National Penn entered into and publicly announced an agreement with Christiana Bank & Trust Company to consummate a part cash- and part stock-for-stock merger agreement. On September 6, 2007, National Penn entered into, and publicly announced the following day, an agreement with KNBT Bancorp., Inc. to consummate a stock-for-stock merger. Both of these mergers were approved by shareholders of the subject companies in mid-December 2007 and are expected to close in the first quarter of 2008. As a result, the "corporation's structure" at the time of National Penn's 2008 annual meeting will be fundamentally different from the Proposal's June 15, 2007 date of measurement.

Therefore, submitting a proposal tied to an outdated corporate structure is inherently vague and indefinite. Should the Christiana and KNBT mergers be included in any share sale, or should they separately be spun off given that they were not part of National Penn on June 15, 2007? What about other interim structural changes to National Penn and the banking industry overall? Indeed, how should one interpret the phrase "corporation's structure" at all? Does it signify the National Penn bank holding company as an organization, or the assets of the bank at that mid-month point in time, or some other standard? In our view, the Proposal in its entirety – including the lack of any support for the cited share price value as discussed below – fails to afford shareholders with the information necessary to know what the Proposal requires.

Management and the board of directors likewise would be uncertain how to implement the proposal. We note the Proposal does not appear precatory, but rather "instruct[s]" management and the board of directors to implement it. Beyond attempting to answer the same questions recited in the prior paragraph, management and the board of directors presumably would need to obtain some third party valuation to adjust the $24.00 price to tie in to the "corporation's structure on June 15, 2007." Yet, as discussed below, the Proposal does not provide any basis upon which the $24.00 valuation on June 15, 2007 is based. The adjusted price therefore could be higher or lower than $24.00. That price may not align with the Proponent's or shareholders' expectations with respect to the Proposal. Further, if the updated valuation is lower than $24.00, how should management and board of directors proceed given that the Proposal cites a minimum $24.00 price? Ultimately, neither shareholders nor management nor the board of directors would have reasonable certainty as to whether management and the board of directors acted as instructed by the resolution in the Proposal.

In other contexts, the Staff has granted no-action relief under Rule 14a-8(i)(3) where the Resolved clause and the Proposal overall is vague and indefinite. *See, e.g., The Home Depot, Inc.* (January 29, 2007); *Wendy's International, Inc.* (February 24, 2006); *Bank Mutual Corporation* (January 11, 2005). More specifically, the Staff also has permitted a company to exclude outdated proposals. For example, in *State Street Corp.* (March 1, 2005, reconsideration denied March 9, 2005 and March 22, 2005), the company received relief to exclude under Rule 14a-8(i)(3) an entire proposal that cited outdated sections of state law which months earlier had been reorganized into new sections by the state legislature. The same principle should apply when subsequent fundamental factual changes occur to the subject company that bear upon a proposal for shareholders to consider, and management and the board of directors to implement.

The unsupported value in the Proposal renders it objectively misleading

Second, the Proposal seeks to instruct management and the board of directors to sell the company "for a minimum of $24.00 per share[.]" The shares of National Penn common stock trade on the Nasdaq Global Select market. On June 15, 2007, the trading price of the National Penn shares closed at $17.88. On the business day preceding this letter, the trading price of National Penn shares closed at $16.71. By citing a substantially higher minimum price of $24.00 per share at which National Penn should solicit proposals to sell the company, the Proponent has assigned a share valuation without providing any good faith or reasonable basis upon which shareholders may rely.

Note (a) to Rule 14a-9 specifies that "[p]redictions as to specific future market values" may be misleading depending on the fact and circumstances. In Release No. 34-16833 (May 23, 1980), the Division of Corporation Finance further elaborated that a prediction of share value "is only appropriate and consonant with Rule 14a-9 under the Securities Exchange Act of 1934 when made in good faith and on a reasonable basis and where accompanied by disclosure which facilitates shareholders' understanding of the basis for and limitations on the projected realizable values."

The Proposal here provides no basis upon which to support a $24.00 per share value as of June 15, 2007. The supporting statement lacks any objective reference, data, or methodology in support of the cited share price. Instead, the supporting statement asserts the Proponent's opinion as a statement of fact "that a larger bank would desire and pay a premium" for National Penn. The supporting statement also alludes to "the present value of our franchise" without explanation as that value or the time period "present" signifies. The supporting statement further refers to "several interested and qualified purchasers" without identifying them. As a result, the Proposal in the "Resolved" clause seeks shareholder approval of a price per share without providing shareholders, or management and the board of directors, any measurable basis for the valuation.

We submit that the Proponent's failure to articulate any basis upon which to support the $24.00 price renders the Proposal in its entirety misleading under Rule 14a-9. We recognize in other instances the Staff has permitted proponents to revise proposals specifying a share price to provide factual support where some valuation basis was included. For example, in *Keystone Financial, Inc.* (March 15, 1999), the Staff directed the proponent to identify the source of peer group analysis, explain limitations on valuation tables, and disclose how multiples were calculated. *See also, Parkvale Financial Corp.* (July 30, 1999) (proponent directed to revise eight portions of supporting statement including peer group and transaction data); *J. Alexander's Corp.* (April 1, 2002) (share sale price tied to recently rejected third-party bid).

In an instance such as the Proposal here, however, we submit that the absence of any reasonable basis for the share price should preclude editing. The only cure would be fully redrafting the supporting statement, which may in turn result in further misleading statements. In this regard, if the Proponent used the shareholder proposal forum to identify purchasers that he views as "interested and qualified," doing so in itself may be speculative and inherently misleading. As reiterated in Staff Legal Bulletin No. 14B (September 15, 2004), "when a proposal and supporting statement will require detailed and extensive editing in order to bring them into compliance with the proxy rules, [the Staff] may find it appropriate for companies to exclude the entire proposal, supporting statement, or both, as materially false or misleading." We submit that standard (which post-dates the above-cited *Keystone, Parkvale, J. Alexander's* and similar earlier no-action letters) should apply to the Proposal here. Indeed, consistent with the principle articulated in Staff Legal Bulletin No. 14B, the defects in the Proposal here are not minor in nature and remedial measures would serve to alter the Proposal's substance.

CONCLUSION

Based upon the analysis above, we respectfully request that the Staff of the Commission concur that it will take no action if National Penn excludes the Proposal from the 2008 Proxy Materials.

ReedSmith

Please do not hesitate to contact me at (415) 659-5943 or Andy Ellsworth, General Counsel of National Penn, at (610) 369-6451 should you have any questions or require additional information with respect to this no-action request. Thank you in advance for your consideration of this matter.

Very truly yours,

David T. Mittelman

cc: H. Anderson Ellsworth
National Penn Bancshares, Inc.

Alexander Rankin
501 Schoolhouse Road
Telford, PA 18969

DTM:mh

Exhibit A

Rec'd 6-22-07

ALEXANDER RANKIN
501 SCHOOLHOUSE ROAD
TELFORD, PA. 18969

JUNE 20, 2007

Ms. Sandy Spayd,
Corporate Secretary
National Penn Bancshares
Philadelphia & Reading Avenues
PO Box 547
Boyertown, PA. 19512

Mr. Alexander Rankin, 501 Schoolhouse Road, Telford, PA. 18969 is an owner of 371,878 shares of National Penn Bancshares common stock. I request that the following proposal be presented on the proxy statement of the company at the 2008 annual meeting.

PROPOSAL: TO CONSIDER AND ACT UPON THIS PROPOSAL TO INSTRUCT THE MANAGEMENT AND BOARD OF DIRECTORS TO ACTIVELY SOLICIT PROPOSALS TO SELL NATIONAL PENN BANCSHARES, INC. FOR A MINIMUM OF $24.00 PER SHARE BASED UPON THE CORPORATION'S STRUCTURE ON JUNE 15, 2007.

National Penn Bancshares is located in a very attractive market in southeastern and central Pennsylvania that a larger bank would desire and pay a premium for.

Whereas, the unique combination of several interested and qualified purchasers, together with the present value of our franchise make this the opportune time to maximize shareholder value and provide the greatest return possible for our shareholders for many years to come.

(Please place this proposal in the annual meeting proxy statement and provide me with a copy when available before it is sent to print.)

Sincerely,

A Rankin

Alexander Rankin.

Exhibit B

ReedSmith

Reed Smith LLP
2500 One Liberty Place
1650 Market Street
Philadelphia, PA 19103-7301
+1 215 851 8100
Fax +1 215 851 1420

Paul J. Jaskot
Direct Phone: +1 215 851 8180
Email: PJJaskot@reedsmith.com

July 3, 2007

VIA CERTIFIED MAIL
RETURN RECEIPT REQUESTED

Alexander Rankin
501 Schoolhouse Road
Telford, PA 18969

Re: Notification of Procedural Deficiencies in Shareholder Proposal

Mr. Rankin:

On June 22, 2007, National Penn Bancshares, Inc. (the "Company") received your shareholder proposal letter dated June 20, 2007 addressed to Ms. Sandy Spayd, Corporate Secretary. We represent the Company in connection with this matter.

In your letter, you state that you are the owner of 371,878 shares of the Company's common stock. According to the Company's information, you are not a record holder of common stock. Please note that to be eligible to submit a shareholder proposal, you must have continuously held at least $2,000 in market value, or 1% of the Company's securities entitled to vote on your proposal at the annual meeting for at least one year by the date you submitted your proposal. You must continue to hold those securities through the date of the Company's annual meeting.

Therefore, in accordance with Rule 14a-8 of the proxy rules under the Securities Exchange Act of 1934 as amended, the Company requests that you prove your eligibility to submit a shareholder proposal. Specifically, please provide the Company with verification that you have beneficially owned common stock in the requisite amount and period indicated above. This proof must be in the form of a written statement from the record holder of your common stock, such as your brokerage.

As also in accordance with Rule 14a-8, you must provide the Company with a written statement that you intend to hold your common shares through the date of the Company's annual meeting. The actual date has not yet been established, however as reflected in the Company's 2007 proxy materials, the annual meeting is expected to be on or about April 22, 2008.

The two statements specified above must be postmarked, or delivered in some other manner evidencing delivery, to the Company within 14 calendar days of your receipt of this notification. Please deliver these statements to:

Ms. Sandra L. Spayd, Corporate Secretary
National Penn Bancshares, Inc.
Philadelphia & Reading Avenues
Boyertown, PA 19512

Finally, please be aware that after your satisfactory response to this notification, the Company may contact you further with respect to the substance of your shareholder proposal or otherwise seek relief from the Securities and Exchange Commission.

Very truly yours,

Paul J. Jaskot

PJJ/ns

cc: Ms. Sandra Spayd, Corporate Secretary
Mr. Glen Moyer, Chief Executive Officer
Mr. H. Anderson Ellsworth, Executive Vice President
National Penn Bancshares, Inc.

Exhibit C

PLACE STICKER AT TOP OF ENVELOPE TO THE RIGHT OF THE RETURN ADDRESS, FOLD AT DOTTED LINE

CERTIFIED MAIL™

7002 2030 0003 8670 9865

7002 2030 0003 8670 9865

U.S. Postal Service™
CERTIFIED MAIL™ RECEIPT
(Domestic Mail Only; No Insurance Coverage Provided)

For delivery information visit our website at www.usps.com®

OFFICIAL USE

Postage	$
Certified Fee	
Return Reciept Fee (Endorsement Required)	
Restricted Delivery Fee (Endorsement Required)	
Total Postage & Fees	$

Postmark Here

Sent To Alexander Rankin

Street, Apt. No.; 501 Schoolhouse Road

69

See Reverse for Instructions

SENDER: *COMPLETE THIS SECTION*

- Complete items 1, 2, and 3. Also complete item 4 if Restricted Delivery is desired.
- Print your name and address on the reverse so that we can return the card to you.
- Attach this card to the back of the mailpiece, or on the front if space permits.

1. Article Addressed to:

Alexander Rankin
501 Schoolhouse Road
Telford, PA 18969

COMPLETE THIS SECTION ON DELIVERY

A. Received by *(Please Print Clearly)* S. STEVER B. Date of Delivery 7-5-07

C. Signature X S. Stever ☐ Agent ☐ Addressee

D. Is delivery address different from item 1? ☐ Yes
If YES, enter delivery address below: ☐ No

3. Service Type
☒ Certified Mail ☐ Express Mail
☐ Registered ☒ Return Receipt for Merchandise
☐ Insured Mail ☐ C.O.D.

4. Restricted Delivery? *(Extra Fee)* ☐ Yes

2. Article Number *(Copy from service label)* 7002 2030 0003 8670 9865

PS Form 3811, July 1999 Domestic Return Receipt 102595-00-M-0952

ON ON DELIVERY

int Clearly) B. Date of Delivery

☐ Agent
☐ Addressee

rent from item 1? ☐ Yes
ddress below: ☐ No

Express Mail
ceipt for Merchandise

☐ Yes

9865

102595-00-M-0952

7002 2030 0003 8670 9865

U.S. Postal Service™
CERTIFIED MAIL™ RECEIPT
(Domestic Mail Only; No Insurance Coverage Provided)

For delivery information visit our website at www.usps.com®

OFFICIAL USE

Postage	$
Certified Fee	
Return Reciept Fee (Endorsement Required)	
Restricted Delivery Fee (Endorsement Required)	
Total Postage & Fees	$ 5.21

Postmark Here

Sent To Alexander Rankin

Street, Apt. No.; or PO Box No. 501 Schoolhouse Road

City, State, ZIP+4 Telford, PA 18969

PS Form 3800, June 2002 See Reverse for Instructions

Exhibit D

FIRST • CLASS

FIRST • CLASS

CERTIFIED MAIL

7006 0100 0006 7853 3666

RETURN RECEIPT REQUESTED

U.S. POSTAGE PAID SILVERDALE, PA 18962 JUL 12 07 AMOUNT $5.60 00035444-07

0000 19512

VULCAN

Vulcan Spring & Mfg. Co.
Schoolhouse Road, Telford, PA 18969

First Class Mail

Ms. Sandra L. Spayd, Corporate Secretary
National Penn Bancshares
Philadelphia & Reading Avenues
Boyertown, PA 19512

FIRST • CLASS

ALEXANDER RANKIN
501 SCHOOLHOUSE ROAD
TELFORD, PA. 18969

July 12, 2007

Ms. Sandra L. Spayd, Corporate Secretary
National Penn Bancshares
Philadelphia & Reading Avenues
Boyertown, PA. 19512

Re: Personal Ownership of National Penn Bancshares Common Stock.

Ms. Spayd:

This letter is to confirm that I will hold 371,878 shares of National Penn Bancshares stock in my Vanguard brokerage account until after the annual meeting of the bank on or about April 22, 2008.

Enclosed is a letter of confirmation from the Vanguard Group that I have 371,878 shares of National Penn Bancshares stock held in street name in my Vanguard brokerage account.

Sincerely,

Alexander Rankin.

Rec'd 7-13-07

Vanguard®

Vanguard® Flagship™ Service

P.O. Box 1103
Valley Forge, PA 19482-1103

www.vanguard.com

July 11, 2007

Alexander Rankin
501 School House Rd
Telford, PA 18969-1148

Attn: Sandra Spayd
Corporate Secretary
National Penn BancShares Inc
Philadelphia & Reading Aves
Boyertown, PA 19512

Dear Ms. Spayd:

I am writing in regard to Alexander Rankin's request for information on his brokerage account. Please accept this letter as confirmation that as of July 11, 2007, Mr. Rankin holds 371,878 shares of National Penn BancShares in his Vanguard brokerage account.

If you have any questions, please feel free to contact Vanguard Flagship Services at 800-345-1344. Flagship's business hours are Monday through Friday from 8 a.m. to 10 p.m. and on Saturday from 9 a.m. to 4 p.m., Eastern time. For complete information about any of our investment services, please visit our website at **www.vanguard.com** to access and download information.

Sincerely,

Elisheba Gainey
Registered Representative

cc: Alexander Rankin

Correspondence Number 20070402

FLALH 072005

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

January 10, 2008

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: National Penn Bancshares, Inc.
Incoming letter dated December 26, 2007

The proposal relates to the sale of National Penn.

There appears to be some basis for your view that National Penn may exclude the proposal under rule 14a-8(f). We note that the proponent appears to have failed to supply, within 14 days of receipt of National Penn's request, documentary support sufficiently evidencing that he satisfied the minimum ownership requirement for the one-year period required by rule 14a-8(b). Accordingly, we will not recommend enforcement action to the Commission if National Penn omits the proposal from its proxy materials in reliance on rules 14a-8(b) and 14a-8(f). In reaching this position, we have not found it necessary to address the alternative basis for omission upon which National Penn relies.

Sincerely,

Heather L. Maples

Heather L. Maples
Special Counsel

END